

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21620

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Butler Muni, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon (City) **California** (State) **94583** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Kinkade **925-287-9033** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170, Northridge, California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stephen R. Kinkade**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Butler Muni, LLC**, as of **December 31, 2015**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



PEDRO URIOSTEGUI-RIVERA
Commission # 2051879
Notary Public - California
Marin County
My Comm. Expires Dec 14, 2017

Signature

Financial Principal

Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of MARIN ss.
On FEB. 18, 2016 before me, PEDRO URIOSTEGUI, Notary Public, personally appeared STEPHEN R. KINKADE, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Butler Muni, LLC

We have audited the accompanying statement of financial condition of Butler Muni, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Butler Muni, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Butler Muni, LLC's financial statements. The supplemental information is the responsibility of Butler Muni, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Butler Muni, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$1,000,301
Deposit with clearing organization	110,732
Commissions receivable	17,864
Investment (Note 8)	11,942
Prepaid expenses	36,350
Deposits	15,951
Receivable from affiliate	6,000
Total assets	$1,199,140

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$ 526,387
LLC fee payable	1,600
Total liabilities	527,987
Commitments and contingencies (Note 6)	--
Member's equity	671,153
Total liabilities and member's equity	$1,199,140

The accompanying notes are an integral part of these statements.

Butler Muni, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue

Commission	$3,956,261
Investment loss	(71,125)
Management fee	6,000
Interest	330
Total revenue	3,891,466

Expenses

Employee compensation and benefits	2,495,977
Communications	384,368
Promotional	235,323
Occupancy	182,272
Securities clearance	151,509
Professional fees and other	58,695
Regulatory	39,734
Total expenses	3,547,878
Income before LLC tax and fee	343,588
LLC tax and fee (Note 3)	1,700
Net income	$ 341,888

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Member's Equity
Balance at December 31, 2014	$ 669,828
Member's distributions	(340,563)
Net income	341,888
Balance at December 31, 2015	$ 671,153

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:	
Net income	$ 341,888
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Non-cash investment loss from Form K-1	71,125
(Increase) decrease in assets:	
Deposit with clearing organization	(22)
Commission receivable	4,091
Receivable from affiliate	(6,000)
Prepaid expenses	(3,748)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	86,294
Total adjustments	151,740
Net cash provided by (used in) operating activities	493,628
Net cash provided by (used in) investing activities	
Cash flow from financing activities	
Capital distributions	(340,563)
Net increase (decrease) in cash	153,065
Cash at beginning of year	847,236
Cash at end of year	$1,000,301
Cash paid during the year for LLC tax and fee	$ 1,700

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2015

Note 1: Basis of Presentation and Significant Accounting Policies

General

Butler Muni LLC (the "Company" or the "LLC") was formed in November 2008 as a California limited liability company and succeeded to and continued the business of Butler Larsen Pierce & Company Inc ("INC"), which incorporated in California as K. R. Butler Incorporated on March 10, 1977. The Company is a municipal securities brokers' broker registered with the Securities and Exchange Commission ("SEC"), regulated by the Financial Industry Regulatory Authority Inc. ("FINRA"), and subject to rules promulgated by the Municipal Securities Rulemaking Board ("MSRB").

The Company arranges simultaneous principal purchase and sale transactions in municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. LLC records commission revenue on a trade-date basis.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully-disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation on the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: Deposit with Clearing Organization

The Company has a clearing agreement with Hilltop Securities, Inc. ("Clearing Broker", formerly known as Southwest Securities, Inc) to carry its account and the accounts of its clients as clients of the Clearing Broker. The Clearing Broker requires the Company to maintain a minimum $100,000 deposit with the Clearing Broker, which serves as collateral for any counter-party risk related to Clearing Broker fails to receive and/or fails to deliver on securities transactions executed on behalf of the Company. Interest is paid monthly on the clearing deposit at the average overnight repurchase rate. The balance at December 31, 2015 was $110,732.

Note 3: Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Management of LLC considers certain tax positions taken by LLC. A tax position is a position taken in a previously filed tax return or a position management of LLC expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in permanent reduction of income taxes payable, a deferral of income taxes otherwise currently payable to future years, or a change in the expected ability to realize deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return.
2. An allocation or a shift of income between jurisdictions.
3. The characterization of income or decision to exclude reporting taxable income in a return.
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt.
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of LLC to determine for each tax position, whether it is more likely than not that upon examination by taxing authorities such authorities will uphold the tax position, and for each more-likely-than-not tax position,

to determine the highest benefit with more than 50% likelihood or realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

As discussed above, the Company operates as a single member limited liability company treated as a pass-through entity for tax purposes. As such, the Company itself is only subject to a variable limited liability company fee based on California gross receipts ($900 for the 2015 tax year), and an annual LLC tax of $800. The Company files its LLC tax return using the accrual method of accounting.

LLC files tax returns in the state of California. LLC recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense respectively. As of and for the year ended December 31, 2015, interest and penalties related to income taxes and tax positions were not material. As of December 31, 2015, management of LLC believes that there are no tax positions of LLC where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending December 31, 2016.

As of December 31, 2015, open tax periods subject to future examination by taxing authorities cover periods from January 1, 2011 through December 31, 2015.

Note 4: Pension Plan

LLC maintains a defined contribution profit sharing plan (Plan) for the benefit of its employees. Eligible employees may defer a percentage of their compensation into the Plan. LLC may also contribute to the Plan at its discretion. During the year ended December 31, 2015, LLC did not contribute to the Plan.

Note 5: Concentrations of Credit Risk

The Company is engaged in various trading activities in which counter-parties include broker-dealers and dealer departments of banks and other financial institutions. In the event that counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

LLC operates nationally through offices in San Ramon, California, and Hoboken, New Jersey. During the year ended December 31, 2015, no single customer generated commission revenue by trading activity in excess of 10% of total commission revenue. During the year ended December 31, 2015, commission revenue generated by the trading activity of five registered representatives, each exceeding 10%, totaled approximately 76% of total commission revenue.

Note 6: Commitments and Contingencies

Commitments

LLC entered into a non-cancelable operating lease for office space in San Ramon, California expiring October 31, 2019. LLC also leases office space in Hoboken, New Jersey under a non-cancelable lease expiring February 28, 2020.

Rent expense during the year ended December 31, 2015, including certain escalation charges, storage, parking, and operating expense shares, totaled $149,874.

At December 31, 2015, the minimum annual lease payments are as follows:

Year ending December 31, 2016	$153,227
Year ending December 31, 2017	154,417
Year ending December 31, 2018	158,216
Year ending December 31, 2019	153,645
Year ending December 31, 2020 and thereafter	18,388
Total	$637,893

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. LLC in the normal course of its business may be named in matters arising from its activities as a brokers' broker. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of LLC.

Note 7: Net Capital Requirement

As a registered municipal securities brokers' broker, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. That Rule requires the maintenance of minimum net capital, as defined, equivalent to the

greater of $150,000 or 6 2/3% of aggregate indebtedness, as defined, and a ratio of aggregate indebtedness to net capital of less than 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $600,911, which was $450,911 in excess of its required net capital, and the Company's ratio of aggregate indebtedness to net capital was 0.88 to 1, which was less than the maximum allowable.

Note 8: Investment

In 2013 and 2014, the Company contributed $75,000 and $45,000, respectively, to a non-interest bearing escrow account pursuant to an Expense Contribution Agreement in connection with a business partnership whose business is to license and distribute certain municipal market pricing data. In its initial two years of operation, that business partnership allocated losses of $36,933 and $71,125 to the Company.

Note 9: Related party transactions

The Company manages the administration of its predecessor entity ("INC") in exchange for a fee of $6,000 per year. The $6,000 fee for 2015 services was receivable from INC as of December 31, 2015.

Butler Muni, LLC
Schedule I – Computation of Net Capital
December 31, 2015

Computation of Net Capital

Member's equity		$671,153
Less non-allowable assets		
Investment	$11,942	
Prepaid expenses	36,349	
Deposits	15,951	
Receivable from affiliate	6,000	
Total non-allowable assets		(70,242)
Net capital		$600,911

Computation of Basic Net Capital Requirement

Minimum capital required (6-2/3% of aggregate indebtedness)	$ 35,199
Minimum dollar net capital requirement for brokers' broker	150,000
Net capital requirement (greater of above)	$150,000
Excess net capital	$450,911
Ratio of aggregate indebtedness to net capital	0.88 to 1

Reconciliation of Computation of Net Capital Under Rule 15c3-1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report as of December 31, 2015.

See independent auditor's report.

Butler Muni, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
For the Year Ended December 31, 2015

An exemption from SEC Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

See independent auditor's report.

Butler Muni, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
For the Year Ended December 31, 2015

An exemption from SEC Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

See independent auditors report.

Butler Muni, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Butler Muni, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Butler Muni, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Butler Muni, LLC stated that Butler Muni, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Butler Muni, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Butler Muni, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Butler Muni LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Butler Muni LLC

By:



Stephen R. Kinkade, Financial Principal

2/18/16
(Date)

Butler Muni, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Butler Muni, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Butler Muni, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Butler Muni, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Butler Muni, LLC's management is responsible for Butler Muni, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Butler Muni, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2016

Butler Muni, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015

	Amount
Total assessment	$ 9,513
Less 7/27/15 payment made with Form SIPC-6	(4,563)
Net assessment payable with Form SIPC-7	4,950
Less payment made with Form SIPC-7	(4,950)
Net assessment balance	$ --